November 25, 2005

Mr. Calvin A. Wallen, III
President and Chief Executive Officer
Cubic Energy, Inc.
9870 Plano Road
Dallas, Texas  75238

	Re:	Cubic Energy, Inc.
      Post-Effective Amendment No. 3 to Form SB-2
		Filed November 2, 2005
		File No. 333-120388

		Form 10-KSB for the fiscal year ended June 30, 2005
		Filed October 7, 2005
		Form 10-QSB for the fiscal quarter ended September 30,
2005
		Filed November 14, 2005
      Schedule 14A filed on November 4, 2005
	File No. 0-09355


Dear Mr. Wallen:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Because some of our comments might apply to disclosure that appears in more than one place, please make corresponding changes to all affected disclosure, wherever it appears in your documents. For example, make corresponding revisions to the Controls and Procedures disclosure that appears in your Form 10-KSB and your Form 10-QSB.

2. We have previously advised you that our records indicate that you filed a pre-effective amendment to Form SB-2, file number 333-13699, on March 21, 2005 when that registration statement was already effective on March 31, 2004. That filing should have been made as a post-effective amendment to the Form SB-2. Our records do not indicate that you have filed a Form AW to withdraw that submission nor do they indicate that you have filed a new post-effective amendment.
If that is correct, please advise us why you have not done so. Advise us also if there have been any sales using that prospectus subsequent to the date that you would have been required to update the prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933 and, if so, the extent of those sales.

Post-Effective Amendment No. 3 to SB-2

3. Please note that we have limited our review of this filing to compliance with our comments issued on your periodic reports cited above. We will not be in a position to declare the post-effective amendment effective until all comments have been addressed.

Form 10-KSB for the Fiscal Year Ended June 30, 2005

      Amend your Form 10-KSB in its entirety in response to the
following comments.  See Question 17 in the Division`s Frequently
Asked Questions dated November 8, 2002 (as revised November 14,
2002)
which is available at
http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

Controls and Procedures, page 3

4. Item 307 of Regulation S-B requires the effectiveness of the small
business issuer`s disclosure controls and procedures to be
evaluated
as of the end of the period covered by the report, rather than "as of
a date within 90 days of the filing date."   See the first
paragraph
under section II.F.3 in Securities Act Release No. 33-8238.
Please
revise this language. This comment applies to the Form 10-QSB for September 30, 2005 as well.

5. If you cite the rules that define "controls and procedures,"
please
ensure to cite the correct rules.   See Exchange Act Rules 13a-
15(e)
and 15d-15(e) for additional guidance.

6. This section indicates that "[t]here were no significant changes in internal controls or other factors that could significantly affect these internal controls" (emphasis added). Consistent with the requirements of Item 308(c) of Regulation S-B, please confirm, if true, that there have not been "any changes," as opposed to "significant changes." Consult the second paragraph of section II.F.3 of Release No. 33-8238 for additional guidance.

	Indicate, if true, that you addressed change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.

This comment applies to the Form 10-QSB for September 30, 2005 as well.


Exhibits

7. You have filed one Item 601(b) (31) certification as a single statement signed by both the company`s CEO and CFO. Please amend the above cited periodic reports to file certifications for each certifying officer as separate exhibits, such as Exhibit 31.1 and
Exhibit 31.2. See Exchange Act Rule 13a-14(b) and consult the last paragraph of section III.B. found in Release No. 33-8238 for additional guidance. We note that the certifying officers in the 10-
QSB cited above signed individual certifications as one exhibit, but each one needs to be filed as a separate exhibit.

8. We note that the certification cites Form 10-QSB as having been reviewed, but it has been filed as an exhibit with the Form 10-KSB.
Please ensure that the Form identified in the certification as having been reviewed in fact matches the Form to which it is filed as an exhibit.

Form 10-QSB for the period ended September 30, 2005

	Amend this filing in response to the above comments, as applicable, as well as the following comments.

9. File the certifications for each officer as a separate exhibit
-
i.e. Exhibits 31.1 and 31.2.


Schedule 14A
Proposal 2 - Approval of Amendment to Articles of Incorporation,
page
8

10. We note that you seek approval of an amendment to your Articles of
Incorporation to increase the authorized shares of common stock. Please disclose any current plans, proposals or arrangements to issue any of the additional shares. For example, are there any proposals or plans to issue the additional shares to officers/employees at this time? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Proposal Three - Approval of the 2005 Stock Option Plan, page 9

11. Please provide the disclosure pursuant to Item 10 of Schedule
14A,
including an equity compensation plan table.

Closing Comments

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      Please contact Jason Wynn at (202) 551-3756 or me at (202)
551-
3740 with any questions. Direct all correspondence to the following
ZIP code:  20549-7010.

								Sincerely,


								H. Roger Schwall
								Assistant Director

cc:  J. Wynn
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Mr. Calvin A. Wallen, III
Cubic Energy, Inc.
November 25, 2005
page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

  DIVISION OF CORPORATION FINANCE
MAIL STOP 7010